June 16, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fogo de Chão, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-203527)

Ladies and Gentlemen:

As a representatives of the several underwriters of the Company’s proposed public offering of up to 4,411,764 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. Eastern Daylight Time on June 18, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 8, 2015, through the date hereof:

Preliminary Prospectus dated June 8, 2015:

6,271 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JEFFERIES LLC

By:	/s/ Ashley Delp Walker
Name:	Ashley Delp Walker
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Brittany Collier
Name:	Brittany Collier
Title:	Vice President

As Representatives of the several Underwriters